Exhibit 99.2
TRW Automotive
12001 Tech Center Drive
Livonia, MI 48150
April 3, 2009
Dear Colleague,
As we continue to focus our efforts on our products and our customers in what is an unprecedented global economic crisis, I realize that it is a trying time not only for our industry but also for our employees. One of the effects of this downturn is the particularly sharp decline in the TRW stock price over recent months. The effect of this lower price is that many members of our leadership team hold outstanding options with exercise prices significantly above the current trading price of our stock — these are commonly referred to as “underwater options.” Even in this uncertain time we are committed to retaining and rewarding our most talented employees. With this in mind, I am pleased to announce that during our annual meeting on May 19, 2009 we will submit to our stockholders for their approval an amendment to our 2003 Stock Incentive Plan to permit a one-time voluntary stock option exchange program (the “Exchange Program”). Participation in the Exchange Program will be limited to certain active employees below the OIP 2.5 level.
The Compensation Committee of our Board of Directors has already approved the plan amendment authorizing the Exchange Program, believing that is in the best interest of our employees, stockholders and TRW. If this amendment receives stockholder approval, we intend to commence the Exchange Program pursuant to which eligible employees will be able to exchange outstanding stock options which have an exercise price at or above $10.00 for new options with an exercise price equal to the then current fair market value of our common stock. The vesting period for the new options will be two years.
As a stockholder you will be receiving our proxy statement which contains additional details concerning this program. I encourage you to review those details and act accordingly. Additional communications will follow, assuming the stockholders approve the Exchange Program.
My confidence in TRW remains strong. Thank you for your continued support and dedication.
Best regards,

/s/ John Plant

John Plant President and Chief Executive Officer
Stockholders should read our proxy statement, which was filed with the Securities and Exchange Commission (“SEC”) on April 3, 2009, because it contains important additional information about the Exchange Program described above as well as other matters. The proxy statement and related materials can be obtained free of charge from the SEC’s website at www.sec.gov or on TRW’s website at http://ir.trw.com/sec.cfm.
TRW Automotive has not initiated the Exchange Program mentioned above and will not do so unless we receive approval from TRW stockholders at our 2009 Annual Meeting. Even if stockholder approval is obtained, TRW may still decide not to implement the Exchange Program or to delay its implementation. If the program is commenced, TRW will file a Tender Offer Statement on Schedule TO with the SEC. If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Exchange Program. These written materials and other documents filed by TRW with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov or on TRW’s website at http://ir.trw.com/sec.cfm.